UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)
                    Under the Securities Exchange Act of 1934

                             HAWAIIAN AIRLINES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   419849-104
                                 (CUSIP Number)

                             Thomas X. Fritsch, Esq.
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                            Tel. No.: (212) 888-5500

                                 With a copy to:
                             Judith R. Thoyer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                         New York, New York, 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 2, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document consists of 8 pages

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  2 of 8
-----------------------------                      -----------------------------
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Airline Investors Partnership, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        18,181,818
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        18,181,818
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  3 of 8
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIP General Partner, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        18,181,818
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        18,181,818
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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Cusip No. 419849-104                                                Page  4 of
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Adams
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        18,462,643
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      --
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        18,462,643
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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Cusip No. 419849-104                                                Page  5 of 8
-----------------------------                      -----------------------------

                         AMENDMENT NO. 4 TO SCHEDULE 13D

         This is Amendment No. 4 (this "AMENDMENT") to the Schedule 13D filed by the Reporting Parties with respect to the Common Stock (the "COMMON STOCK") of Hawaiian Airlines, Inc. (the "COMPANY"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, as amended by Amendment No. 3, dated as of April 18, 2002 (the "ORIGINAL SCHEDULE 13D").

ITEM 4   PURPOSE OF THE TRANSACTION.

         Item 4 is amended as follows:

         On May 2, 2002, the Company entered into an Agreement and Plan of Merger, dated as of May 2, 2002 (the "HAWAIIAN MERGER AGREEMENT"), by and among the Company, Hawaiian Holdings, Inc. ("HOLDINGS") and HA Sub Inc. ("HA SUB"), in order to effect a reorganization of the Company into a holding company structure whereby the Company will become a subsidiary of Holdings and the shareholders of the Company will become shareholders of Holdings (the "REORGANIZATION"). Pursuant to the Hawaiian Merger Agreement, INTER ALIA, on the terms and subject to the conditions set forth therein, (i) HA Sub will merge with and into the Company, with the Company as the surviving corporation (the "HAWAIIAN MERGER"),
(ii) each share of Common Stock, together with the rights to purchase the preferred stock of the Company attached thereto (other than such shares held by a wholly owned subsidiary of Holdings pursuant to the AIP Merger Agreement (as defined below)), will be converted into one share of Holdings common stock, and
(iii) each share of Holdings common stock held by the Company (being the 100 shares issued upon the formation of Holdings) will be canceled.

         After the completion of the Reorganization, each shareholder of Holdings common stock will hold the same relative percentage of shares of Holdings as such shareholder held of Common Stock immediately prior to the Reorganization. In addition, Holdings will become a public company subject to the reporting requirements of the Exchange Act of 1934 and will apply for its shares of common stock to be listed on the American Stock Exchange and the Pacific Exchange, and the Company will no longer be a public company subject to the reporting requirements of the Exchange Act of 1934 and will cause its Common Stock and preferred stock purchase rights to be delisted from the American Stock Exchange and the Pacific Exchange.

         In connection with the Hawaiian Merger Agreement, AIP General Partner, Inc. ("AIP GP"), the general partner of Airline Investors Partnership, L.P. ("AIP"), and AIP, Inc. ("AIP INC."), the sole limited partner of AIP, entered into an Agreement and Plan of Merger, dated as of May 2, 2002 (the "AIP MERGER Agreement"), with Holdings and AIP Merger Sub, Inc., a wholly owned subsidiary of Holdings ("AIP MERGER SUB"), pursuant to which, INTER ALIA, on the terms and subject to the conditions set forth therein, (i) the stockholders of each of AIP GP and AIP Inc. will form a Delaware limited liability company ("AIP LLC") and contribute all of the outstanding shares of capital stock of AIP GP and AIP Inc., respectively, to AIP LLC in exchange for interests therein, (ii) AIP will transfer its shares of Series B Special Preferred Stock, par value $.01 per share, of the Company to John W. Adams, (iii) AIP GP will merge with and into AIP Inc., with AIP Inc. as the surviving corporation (the "FIRST AIP MERGER"),
(iv) AIP Merger Sub will merge with and into AIP Inc., with AIP Inc. as the surviving corporation (the "SECOND AIP MERGER" and together with the First AIP Merger, the "AIP MERGERS"), and (v) AIP LLC will

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Cusip No. 419849-104                                                Page  6 of 8
-----------------------------                      -----------------------------

have its shares of AIP Inc. common stock converted into Holdings common stock in an amount equal to the number of shares of Common Stock held by AIP immediately prior to the AIP Mergers.

         The foregoing discussion of the AIP Merger Agreement and the Hawaiian Merger Agreement is qualified in its entirety by reference to each such agreement filed as EXHIBIT 1 and EXHIBIT 2, respectively, to this Amendment and incorporated by reference herein.

ITEM 6.  CONTRACTS, ARANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended as follows:

         AIP has informed the Company that it intends to vote the shares of Common Stock and the special preferred stock of the Company beneficially owned by it in favor of the proposal to approve the Hawaiian Merger Agreement at the 2002 annual meeting of shareholders of the Company. In order for the Hawaiian Merger Agreement to be approved by the shareholders of the Company, the affirmative vote of holders of 75% of all issued and outstanding shares of Common Stock and special preferred stock of the Company, voting together as a single voting group, and the affirmative vote of holders of a majority of the shares of the Company's special preferred stock represented at the meeting, voting separately, is required. As of the date hereof, AIP beneficially owns approximately 52.76% of the issued and outstanding shares of Common Stock and four of the seven shares of Company's special preferred stock. The voting of all of AIP's shares in favor of the Hawaiian Merger Agreement will assure the necessary vote for the approval of the separate voting group comprised of the holders of the Company's special preferred stock. The voting of all of AIP's shares of Common Stock in favor of the Hawaiian Merger Agreement, however, is insufficient to ensure that that the 75% voting requirement required under Hawaii law will be satisfied.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT    DESCRIPTION
       -------    -----------
          1       Agreement and Plan of Merger, dated as of May 2, 2002, among
                  AIP General Partner, Inc., AIP Inc., AIP Merger Sub, Inc. and
                  Hawaiian Holdings, Inc.

          2 Agreement and Plan of Merger, dated as of May 2, 2002, among Hawaiian Airlines, Inc., HA Sub Inc. and Hawaiian Holdings, Inc.

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  7 of 8
-----------------------------                      -----------------------------

                                  EXHIBIT INDEX


       EXHIBIT    DESCRIPTION
       -------    -----------
          1       Agreement and Plan of Merger, dated as of May 2, 2002, among
                  AIP General Partner, Inc., AIP Inc., AIP Merger Sub, Inc. and
                  Hawaiian Holdings, Inc.

          2 Agreement and Plan of Merger, dated as of May 2, 2002, among Hawaiian Airlines, Inc., HA Sub Inc. and Hawaiian Holdings, Inc.

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  8 of 8
-----------------------------                      -----------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 7, 2002

                                      AIRLINE INVESTORS PARTNERSHIP, L.P.

                                      By: AIP General Partner, Inc.,
                                          its general partner


                                      By:   /S/  JOHN W. ADAMS
                                         --------------------------------
                                            John W. Adams
                                            President


                                      AIP GENERAL PARTNER, INC.


                                      By:   /S/  JOHN W. ADAMS
                                         --------------------------------
                                            John W. Adams
                                            President



                                        /S/  JOHN W. ADAMS
                                      -----------------------------------
                                       John W. Adams